
10013282

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 29 2010
SECTION
193

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-130203

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

## REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

**SIGNATURES**

*The Plan.* Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

Date: 6/29, 2010

By: 

Albert E. Gossweiler, Senior Vice President
Plan Administrator

# EXHIBIT 1

# FINANCIAL STATEMENTS

# KEARNY FEDERAL SAVINGS BANK
# EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

## FINANCIAL STATEMENTS
December 31, 2009

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
December 31, 2009 and 2008

## INDEX



**Report of Independent Registered Public Accounting Firm**

To The Trustees
Kearny Federal Savings Bank Employees' Savings
and Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Clark, New Jersey
June 29, 2010

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

| | December 31 | |
|---|---|---|
| | 2009 | 2008 |
| **Assets** | | |
| Investments at Fair Value, | | |
| Investment in Mutual Funds - Short-term Fund | $ 7,204 | $ 83,262 |
| Employer common stock | 4,960,532 | 5,941,568 |
| Interest in Common/Collective Trusts: | | |
| Conservative Strategic Balanced Fund - Class 1 | 153,811 | 107,849 |
| Moderate Strategic Balanced Fund - Class 1 | 271,371 | 189,249 |
| Aggressive Strategic Balanced Fund - Class 1 | 101,787 | 64,487 |
| S&P 500 Flagship Index Fund - Class 1 | 515,183 | 334,461 |
| Pentegra Stable Value Fund | 512,072 | 419,298 |
| S&P Mid Cap Index Fund - Class 1 | 621,101 | 365,161 |
| S&P Large Cap Value Index Fund - Class 1 | 158,392 | 110,778 |
| S&P Large Cap Growth Index Fund - Class 1 | 479,275 | 274,120 |
| Russell Small Cap Index Fund - Class 1 | 283,024 | 173,231 |
| NASDAQ 100 Index Fund - Class A | 232,727 | 60,649 |
| International Index Fund - Class 1 | 202,544 | 109,153 |
| U.S. Long Treasury Index Fund - Class 1 | 337,973 | 707,441 |
| REIT Index Fund - Class A | 150,090 | 52,231 |
| Short-term Investment Fund - Class A | 985,493 | 811,576 |
| Participant Loans Receivable | 412,002 | 240,232 |
| Total investments | 10,384,581 | 10,044,746 |
| Dividends receivable | 24,606 | - |
| Due from broker for sales of investments | 4,018 | 6,304 |
| Accrued interest | - | 36 |
| **Total Assets** | 10,413,205 | 10,051,086 |
| **Liabilities** | | |
| Due to broker for purchase of investments | 6,443 | 6,304 |
| **Total Liabilities** | 6,443 | 6,304 |
| **Net Assets Available for Benefits at Fair Value** | 10,406,762 | 10,044,782 |
| Adjustments from fair value to contract value for fully benefit-responsive investment contracts | 11,280 | 5,410 |
| **Net Assets Available for Plan Benefits** | $ 10,418,042 | $ 10,050,192 |

The accompanying notes are an integral part of these financial statements

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

| | For Year Ended December 31, | |
|---|---|---|
| | **2009** | **2008** |
| **Investment income:** | | |
| Interest and dividends | $ **144,588** | $ 120,248 |
| Net (depreciation) in fair value of investments | **(678,996)** | (392,968) |
| Total investment (loss) | **(534,408)** | (272,720) |
| Less: Investment expenses | **(3,240)** | (4,231) |
| Net investment (loss) | **(537,648)** | (276,951) |
| **Contributions:** | | |
| Participants | **881,328** | 823,376 |
| Employer | **343,067** | 330,657 |
| Total contributions | **1,224,395** | 1,154,033 |
| Total investment loss and contributions | **686,747** | 877,082 |
| **Deductions** | | |
| Benefits Paid to Participants | **(295,818)** | (167,811) |
| Administrative Expenses | **(23,079)** | (24,203) |
| Total deductions | **(318,897)** | (192,014) |
| **Net increase in Assets Available for Plan Benefits** | **367,850** | 685,068 |
| **Net Assets Available for Plan Benefits - Beginning** | **10,050,192** | 9,365,124 |
| **Net Assets Available for Plan Benefits - Ending** | $ **10,418,042** | $ 10,050,192 |

The accompanying notes are an integral part of these financial statements

## 1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

### Participation

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21. The participant becomes eligible the first day following the eligibility month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

### Contributions and Participants Accounts

Kearny Federal Savings Bank ("Employer Company") has voluntarily agreed to make a matching contribution to 100% of the participant's salary deferral contributions, up to a maximum of 3% of the participant's compensation. A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which will not be matched by the Employer Company beyond the extent noted above. Compensation includes total remuneration paid including wages, overtime and commissions.

Each participant's account is credited with the participant's contributions, plan earnings (including appreciation or depreciation of Plan Assets) and an allocation of the Employer Company's contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

### Vesting

Participants are 100% vested immediately in both the employee and employer contributions and actual earnings thereon. The employee salary deferral and rollover contribution accounts are 100% vested at all times.

### Retirement

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $500, in which case the interest in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals. Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take in a lump sum the vested balance of their account at any time during such payment period. Normal retirement age is 65.

## 1. DESCRIPTION OF THE PLAN (cont'd)

### Disability Retirement

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

### Pre-Retirement Death

Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in the form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant's death.

### Forfeited Accounts

At December 31, 2009 and 2008, there were no forfeited non-vested accounts. Forfeitures of employer matching non-vested accounts are used to pay future plan expenses. There were no forfeitures applied against plan expenses during the years ended December 31, 2009 and 2008.

### Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options:

A. Common/Collective Trusts.

1. Conservative Strategic Balanced Fund–Class 1 offers a broad diversification and a disciplined rebalancing process by investing approximately 75% U.S. bonds, 20% U.S. stocks and 5% in international stocks.

2. Moderate Strategic Balanced Fund-Class 1 offers diversification and a disciplined rebalancing process by investing approximately 45% of the fund's assets in U.S. stocks, 10% in international stocks and 45% in U.S. bonds.

3. Aggressive Strategic Balanced Fund-Class 1 offers diversification and a disciplined rebalancing process by investing approximately 70% of the fund's assets U.S. stocks, 15% in international stocks and 15% in U.S. bonds.

4. S&P 500 Index Fund-Class 1– seeks an investment return that approximates as closely as practicable before expenses, the performance of the S&P 500 over the long term. The Fund offers broad, low cost exposure to the stocks of large U.S. companies.

**1. DESCRIPTION OF THE PLAN (cont'd)**

5. S&P Large Cap Value Index Fund-Class 1- This Fund seeks an investment return that approximates as closely practicable, before expenses the performance of the S & P 500/Citigroup Value Index over the long term. The fund offers low cost exposure to large U.S. value stocks.

6. S&P Large Cap Growth Index Fund – Class 1- This Fund seeks an investment return that approximates as closely practicable, before expenses the performance of the S & P 500/Citigroup Growth Index over the long term. The fund offers low cost exposure to stocks of large U.S. companies.

7. S&P Mid Cap Index Fund – Class 1 - This Fund seeks an investment return that approximates as closely practicable, before expenses the performance of the S & P MidCap 400 Index over the long term. The fund offers broad, low cost exposure to stocks of medium sized U.S. companies.

8. Russell Small Cap Index Fund – Class 1 - This Fund seeks an investment return that approximates as closely practicable, before expenses the performance of the Russell 2000 Index over the long term. The fund offers broad, low cost exposure to stocks of small U.S. companies.

9. NASDAQ 100 Index Fund-Class A – This Fund seeks an investment return that approximates as closely practicable, before expenses the performance of the NASDAQ 100 Index over the long term. The fund offers low cost exposure to stocks of large, non-financial U.S. and international companies listed on the NASDAQ Stock Market.

10. International Index Fund – Class 1 - This Fund seeks an investment return that approximates as closely practicable, before expenses the performance of the MSCI EAFE index over the long term. The Fund offers broad, low cost exposure to stocks of international companies in the developed markets of Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

11. REIT Index Fund – Class A - This Fund seeks an investment return that approximates as closely practicable, before expenses the performance of the Dow Jones U.S. Select REIT Index over the long term. The fund offers low cost exposure to the U.S. commercial real estate securities market.

12. Short-term Investment Fund-Class A- The Fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of U.S. dollar-denominated securities. The dollar-weighted average effective duration of the fund will not normally exceed 90 days.

**1. DESCRIPTION OF THE PLAN (cont'd)**

13. Pentegra Stable Value Fund - The Fund seeks to preserve the principal amount of your contribution while maintaining a rate of return which exceeds or is competitive over time with comparable fixed income instruments. The Fund invests in investment contracts issued by insurance companies, banks, and other financial institutions as well as enhanced short term investment products. The Fund is managed to a weighted average maturity of approximately 1.5-3.0 years.

14. U.S. Long Treasury Index Fund - Class 1 - The Fund seeks to match the approximate investment return of the Barclays Capital U.S. Long Treasury Bond Index before expenses.

B. Mutual Fund. This fund is held in a short-term mutual fund until investment trades can be placed.

C. Employer common stock consists of Kearny Financial Corp. common stock, the parent of the Sponsor Company.

**Valuation of Account**

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant's share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

**2. SIGNIFICANT ACCOUNTING POLICIES**

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

**Basis of Accounting**

The financial statements of the Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 962, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through common / collective trust funds. The contract values for these common / collective trust funds are based on the net asset value of the fund as reported by the investment advisor. As required, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common / collective trust fund as well as the adjustment of the investment in the common / collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### Valuation of Investments

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments brought and sold as well as held during the year.

### Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.

These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense

### Payments of Benefits

Benefit payments are recorded when paid. There were distributions due participants in the amount of $9,305 and $4,598 as of December 31, 2009 and 2008, respectively.

### Administrative Costs

Significant administrative costs of the plan have been absorbed by Kearny Federal Savings Bank, the Plan sponsor. Such costs are primarily related to audit fees and the use of sponsor company personnel to administer and account for the Plan.

### Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

The Plan adopted guidance on accounting for uncertain tax positions during the year ended December 31, 2009. The adoption did not have an impact on the Plan's Net assets available for plan benefits or changes in net assets available for plan benefits.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Participants' loans are valued at cost, which approximates fair value.

### Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

## 3. FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. FASB ASC Topic 820, Fair Value Measurement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC Topic 820 are described below:

*Level 1*: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

*Level 2*: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. Should the asset or liability have a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3*: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

*Common/collective trusts:* Valued by the trustee based on the current market values of the underlying assets of the common-collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end.

*Common stocks*: Valued at the closing price reported on the active market on which the individual securities are traded.

*Mutual funds:* Valued at the net asset value ("NAV") of shares held by the plan at year end.

*Participant loans*: Valued based on unobservable inputs, as observable inputs are not available, using discounted cash flows to determine fair value.

*Stable Value Fund*: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

## 3. FAIR VALUE MEASUREMENTS (cont'd)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value.

| | | Fair Value Measurement Using: | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets for Identifed Assets Level 1 | Significant Other Obserable Imputs Level 2 | Significant Unobservable Imputs Level 3 |
| December 31, 2009 | | | | |
| Mutual funds: | | | | |
| Short tern funds | $7,204 | $7,204 | $ - | $ - |
| Common/collective trust funds: (a) | | | | |
| Balanced | 526,969 | - | 526,969 | - |
| Growth | 479,275 | - | 479,275 | - |
| Fixed income | 2,012,971 | - | 2,012,971 | - |
| Real estate | 150,090 | - | 150,090 | - |
| U.S. Government securities | 337,973 | - | 337,973 | - |
| Short-term debt | 985,493 | - | 985,493 | - |
| Other | 512,072 | - | 512,072 | - |
| Common stocks: | | | | |
| Financial | 4,960,532 | 4,960,532 | - | - |
| Participant loans | 412,002 | - | - | 412,002 |
| | $10,384,581 | $4,967,736 | $5,004,843 | $412,002 |
| December 31, 2008 | | | | |
| Common/collective trust funds | $3,779,684 | $419,298 | $3,360,386 | $- |
| Mutual funds | 83,262 | 83,262 | - | - |
| Employer common stock | 5,941,568 | 5,941,568 | - | - |
| Participant loans | $240,232 | - | - | $240,232 |
| | $10,044,746 | $6,444,128 | $3,360,386 | $240,232 |

(a) This category includes investments whose fair values have been estimated using the fair value of the investments. There are no unfunded commitments or significant redemption notice periods.

## 3. FAIR VALUE MEASUREMENTS (cont'd)

The following table sets forth a summary of the changes in the fair value of the Plan's level 3 Investments.

| | Participant Loans | |
|---|---|---|
| | **2009** | 2008 |
| Balance-January 1 | $240,232 | $182,762 |
| New Loans | 298,819 | 154,278 |
| Loan repayments | (127,049) | (96,808) |
| Balance-December 31 | $412,002 | $240,232 |

## 4. RELATED PARTY TRANSACTIONS

The plan owns shares of Kearny Financial Corp. common stock. The Sponsor Company pays for fees for accounting and other administrative services. In addition, participants pay for administrative fees and loan fees to Bank of New York, Reliance Trust Company, Pentegra, and State Street Investor Services.

## 5. INVESTMENTS

The following table presents the fair values of investments. **
Investments at December 31, 2009 and 2008 consist of the following: (Investments that represent 5% or more of net assets are separately identified.)

| | December 31 | |
|---|---|---|
| | **2009** | 2008 |
| Employer common stock | $ **4,960,532** | $ 5,941,568 |
| Short-Term Investment Fund - Class A | **985,493** | 811,576 |
| S&P Mid Cap Index Fund - Class 1 | **621,101** | - * |
| U.S. Long Treasury Index Fund - Class 1 | - * | 707,441 |
| Other | **3,817,455** * | 2,584,161 * |
| Total | $ **10,384,581** | $ 10,044,746 |

* Investments are less than 5% of net assets at the indicated date.
** See Note 3. for fair value measurement.

## 10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for plan benefits according to the financial statements consists of the following as of December 31:

| | 2009 | 2008 |
|---|---|---|
| Net assets available for plan benefits per the financial statements | $ 10,418,042 | $ 10,050,192 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | 11,280 | 5,410 |
| Net assets available for benefits per the Form 5500 | $ 10,406,762 | $ 10,044,782 |

The plan's investment in the State Street Investors Short-Term Investment Fund, which was $985,493 at December 31, 2009, has been classified as a common/collective trust fund in these financial statements. This investment was classified as cash in the Form 5500.

A reconciliation of investment loss according to the financial statements consists of the following as of December 31:

| | 2009 | 2008 |
|---|---|---|
| Net increase in assets available for Plan benefits per the financial statements | $ 367,850 | $ 685,068 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (5,870) | (924) |
| Net income per the Form 5500 | $ 361,980 | $ 674,144 |

# KEARNY FEDERAL SAVINGS BANK
# EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
EIN: 22-1032860
PN: 003
## SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

| (a) | Identity of Issuer or Borrower (b) | Description (c) | ** Cost (d) | Fair Value (e) |
|---|---|---|---|---|
| * | Kearny Financial Corp | Employer common stock | N/A | $ 4,960,532 |
| | Mutual Fund: | | | |
| * | State Street Investors (SSG) | Short-Term Fund | N/A | 7,204 |
| | Common/Collective Trusts: | | | |
| * | State Street Investors (SSG) | Conservative Strategic Balanced Fund-Class 1 | N/A | 153,811 |
| * | State Street Investors (SSG) | Moderate Strategic Balanced Fund-Class 1 | N/A | 271,371 |
| * | State Street Investors (SSG) | Aggressive Strategic Balanced Fund-Class 1 | N/A | 101,787 |
| * | State Street Investors (SSG) | S&P 500 Flagship Fund - Class 1 | N/A | 515,183 |
| * | State Street Investors (SSG) | Pentegra Stable Value Fund | N/A | 512,072 |
| * | State Street Investors (SSG) | S&P Mid Cap Index Fund - Class 1 | N/A | 621,101 |
| * | State Street Investors (SSG) | S&P Large Cap Value Index Fund-Class 1 | N/A | 158,392 |
| * | State Street Investors (SSG) | S&P Large Cap Growth Index Fund-Class 1 | N/A | 479,275 |
| * | State Street Investors (SSG) | Russell Small Cap Index Fund - Class 1 | N/A | 283,024 |
| * | State Street Investors (SSG) | NASDAQ 100 Index Fund- Class A | N/A | 232,727 |
| * | State Street Investors (SSG) | International Index Fund - Class 1 | N/A | 202,544 |
| * | State Street Investors (SSG) | U.S. Long Treasury Index Fund - Class 1 | N/A | 337,973 |
| * | State Street Investors (SSG) | REIT Index Fund - Class A | N/A | 150,090 |
| * | State Street Investors (SSG) | Short-term Investment Fund-Class A | N/A | 985,493 |
| * | Participant Loans | Participant Loans, 5.00% to 9.25% | - | 412,002 |
| | | | N/A | $ 10,384,581 |

* Party-in-interest.

** Historical cost has not been presented since all investments are participant-directed

**EXHIBIT 2**

**Consent of ParenteBeard LLC**

**Consent of Independent Registered Public Accounting Firm**

We hereby consent to the incorporation by reference in the Registration Statement of Kearny Financial Corp. on Form S-8 of our report dated June 29, 2010, which report appears in the Annual Report on Form 11-K of Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust for the year ended December 31, 2009.

ParenteBeard LLC

Clark, New Jersey
June 29, 2010